Exhibit 1

THE DAVID AND ALCIE N. SCHWARTZ

CHARTIABLE REMAINDER UNITRUST

DAVID SCHWARTZ AND ALICE N. SCHWARTZ,

Settlors and trustees

December 22, 2003

TABLE OF CONTENTS

(Continued)

8.3	Payments To Beneficiaries	14
8.4	Singular Includes the Plural	14
8.5	Code and Regulation References	14
8.6	Applicable Law	15
8.7	Severability Clause	15

CHARITABLE REMAINDER UNITRUST

THIS CHARITABLE REMAINDER UNITRUST AGREEMENT (this “agreement”) is made by and between DAVID. SCHWARTZ and ALICE N. SCHWARTZ, residents-of Contra-Costa-County, California, called “the-settlors” and also together called “the trustee” in this agreement. The trust created by this agreement shall be known as the “David and Alice N. Schwartz Charitable Remainder Unitrust”

ARTICLE ONE

Grant Of Property

The settlors transfer to the trustee, IN TRUST, the assets described in Schedule A, all of which are their community property. These trust assets and any additions thereto shall be administered by the trustee as a single fund.

ARTICLE TWO

Identification

2.1 Family. The settlors are husband and wife, and are creating this trust for their joint lifetime benefit. The settlors have two adult children whose names are. NORMAN D. SCHWARTZ and STEVEN D. SCHWARTZ. All references in this agreement to “the settlors’ children” or any similar term are only to the settlors’ two sons named above.

2.2 Identity of Trustees. The settlors shall be the initial trustees of the trust. If either of them dies, resigns or becomes incapacitated, the settlor who is then able to continue serving as trustee shall become sole trustee. If the remaining settlor also dies, resigns or becomes incapacitated, the settlors’ son NORMAN D. SCHWARTZ shall become trustee. Each of the trustees named in this paragraph shall have the power, to be exercised in writing, to nominate a further successor trustee, without any need for court review or approval. No bond shall be required of any trustee acting under this agreement.

2.3 Independent Trustee or Co-Trustee. During such time that any property is held in this trust which does not have a readily ascertainable fair market value, including but not limited to real estate or a security not traded on an established market, there shall be an Independent trustee or co-trustee of the trust. Either or both settlers (or the settler’s conservator or attorney-in-fact under a durable power of attorney which grants such power) shall have the power, to be exercised in writing, to appoint such Independent trustee or co-trustee, and one or more successors. In the absence of such an appointment, the Independent trustee or co-trustee shall be appointed by a court of competent jurisdiction. No bond shall be required of any Independent trustee or co-trustee acting hereunder, whether or not nominated by name in this agreement. For all purposes under this agreement, the term

“Independent” trustee or co-trustee shall mean a person or institution who is not related or subordinate to, or subservient to the wishes of, either or both settlors, as the terms “related or subordinate” and “subservient” are defined and used in Internal Revenue Code Section 672(c).

2.4 Duties of Independent Trustee or Co-Trustee. The valuation under Article Three of any trust asset which does not have a readily ascertainable fair market value shall be made solely by the Independent trustee or co-trustee. If either or both settlors are serving as a trustee or co-trustee, neither of them shall participate in the valuation of that trust asset to any extent whatsoever, and neither of them shall have any power to determine the value of the such asset. In addition, any and all investment decisions regarding any trust asset that does not have a readily ascertainable fair market value, including but not limited to the determination of whether to retain or dispose of the trust asset and the terms of such disposition, shall be made solely by the Independent trustee or co-trustee. If either or both settlors are serving as a trustee or co-trustee, neither of them shall participate in such decision about retention or disposition of that trust asset to any extent whatsoever and neither of them shall have any power to determine the terms of the disposition. At any time and from time to time, any trustee or co-trustee who is not Independent may decline in writing to participate in or carry out any trustee’s action under this agreement, and the Independent co-trustee shall carry out such action alone.

ARTICLE THREE

Provisions Applicable While Either Settlor Is Living

3.1 Payment of Unitrust Amount. In each taxable year of the trust, the trustee shall pay the Unitrust Amount (as defined in this Article) to the settlors in equal shares while they are both living, then following the death of one settlor, entirely to the surviving settlor for life. The settlors are referred to together in this agreement as the “Beneficiaries,” and individually as a “Beneficiary.” Payments of the Unitrust Amount shall be made in equal quarterly installments, payable at the end of each quarter of the calendar year, and may, in the trustee’s discretion, be paid to the Beneficiary’s revocable trust on his or her behalf.

3.2 Determining the Unitrust Amount. For all purposes under this agreement, the Unitrust Amount shall be an amount equal to the lesser of the following:

(a) The trust income for the respective taxable year (as defined in Section 643(b) of the Internal Revenue Code and the Treasury Regulations thereunder), and

(b) Five percent (5%) (the “Unitrust Percentage”), multiplied by the net fair market value of the trust assets valued as of the first day of such taxable year (or, if such day is a holiday, as of the next succeeding business day) (the “Valuation Day”), decreased (if appropriate) as provided in paragraph 3.4.

If the trust income for any taxable year exceeds the amount determined under subparagraph (b) above, the Unitrust Amount shall also include such excess income to the extent that the aggregate of the amounts paid to the Beneficiaries in prior years is less than said percentage of the aggregate net fair market value of the trust assets for such years. Any net income of the trust for any taxable year in excess of the Unitrust Amount shall be added to the trust principal at the end of such year.

3.3 Adjustment in Event of Revaluation. In the event that the fair market value of the assets constituting the principal of the trust, as determined by the initial valuation or any annual revaluation as provided above, is thereafter determined to be in error, the Unitrust Amounts which were paid to the Beneficiaries shall be adjusted within a reasonable time after final determination is made as to correct fair market value of such principal by refund to, or additional payment by, the trust as may be required so that only those Unitrust Amounts shall have been paid which would have been paid if the initial valuation or any annual revaluation had been correct.

3.4 Taxable Year and Short Taxable Years. The first taxable year shall commence on the effective date of this agreement and shall end on December 31 of the same year. All subsequent taxable years shall commence on January 1 and, except for the final taxable year, shall end on December 31 of each respective year. During any taxable year of the trust which is less than twelve (12) months in duration, the Unitrust Amounts to be paid hereunder to the Beneficiaries shall be a fraction of the amount determined by multiplying the Unitrust Percentage by the fair market value of the assets constituting the principal of the trust at the beginning of that year, of which fraction the numerator shall be the number of days in such short year and of which the denominator is three hundred sixty-five (365) or, if February 29 is a day included in the numerator, of which the denominator is three hundred sixty-six (366). Similarly, if a Beneficiary dies during a taxable year of the trust, payments of such Beneficiary’s share of the Unitrust Amount to such Beneficiary shall be prorated on a daily basis to the date of the Beneficiary’s death, and shall be paid to such Beneficiary’s estate or revocable trust.

3.5 Additional Contributions. The settlors and other persons may at any time contribute additional property to the trust, provided that such property is acceptable to the trustee. If any additional contributions are made to the trust after the initial contribution in trust, the Unitrust Amount for the taxable year in which the additional contributions are made shall be determined by multiplying the Unitrust Percentage by the sum of the following:

(a) the net fair market value of trust assets, valued as of the Valuation Date (excluding the assets so added and any income from, or appreciation on, such assets), and

(b) that proportion of the fair market value of the assets so added that was excluded under subparagraph (a) above which the number of days in the period which begins with the date of contribution and ends with the earlier of the last day of the taxable year or the date of the last regular payment pursuant to paragraph 3.1 bears to the number of days in the period which begins on the first day of such taxable year and ends with the earlier of the last day of the taxable year or the date of the last regular payment pursuant to paragraph 3.1. The assets so added shall be valued at the time of contribution.

If any testamentary contribution is made by will or trust, the trustee’s obligation to pay the Unitrust Amount with respect to such contribution shall commence with the date of death of the person under whose will or trust the contribution is made, but payment of such Unitrust Amount may be deferred from such date of death to the end of the taxable year of the trust under this agreement in which such contribution has been finally and completely distributed from such person’s probate estate or trust into the trust under this agreement. Within a reasonable time after the end of the taxable year in which the complete funding of the trust occurs, the trustee must pay to the Beneficiaries, in the case of an underpayment, or must receive from the Beneficiaries, in the case of an overpayment, the difference between the following:

(i) Unitrust Amounts actually paid, plus interest on. such amounts computed at the rate per year specified in Section 1.664 of the Treasury Regulations, compounded annually, and

(ii) The Unitrust Amounts payable, determined under the method described in Section 1.664-1(a)(5)(ii) of the Treasury Regulations.

ARTICLE FOUR

Termination of Trust

This trust shall terminate at the time provided in this Article and the trustee shall distribute the trust as provided below.

4.1 Time of Termination. For all purposes under this agreement, the trust, and its last taxable year, shall terminate upon the death of the last to die of the Beneficiaries, provided that such date shall not be later than the last day of the period specified in Section 1.664-3(a)(5) of the Treasury Regulations.

4.2 Distribution Upon Termination. Upon termination of the trust, all assets constituting the trust, including all income received or accrued but not previously distributed (other than any amount due to any Beneficiary or a Beneficiary’s estate), shall be distributed to such one or more “qualified charitable” organizations (as defined in paragraph 4.3) as are designated by the settlors, during their joint lifetimes, or the surviving settlor, during his or her lifetime, in a signed and dated instrument filed with the trustee. Such designation may be changed from time to time by either settlor during the term of this trust, and the distribution under this paragraph at the termination of the trust shall be governed by the latest such designation on file with the trustee. The settlors may provide in such designation under what terms the organizations named are to receive such distribution, and for what purposes such distribution is to be used.

4.3 Distributions to Charities. No amount other than the Unitrust Amount shall be paid to or for the use of any person other than an organization described in each of Section 170(c), Section 2055(a) and Section 2522(a) of the Internal Revenue Code (referred to in this paragraph as “qualified charitable” organizations). All principal and income to be distributed under this Article shall be distributed to each organization named only if it is a qualified charitable organization. If an organization is not a qualified charitable organization, the portion of the trust designated for such organization shall instead be distributed to such one or more qualified charitable organizations as shall be selected by the trustee then acting, which in the trustee’s sole discretion carry out to the extent feasible the settlors’ charitable intentions.

ARTICLE FIVE

Duties and Powers of the Trustee

Except as otherwise expressly provided in this agreement, the provisions of this Article govern the trust under this agreement.

5.1 General Duties of Trustee. The trustee shall hold, manage, invest and deal with the trust in whatever form the same may take and however the same may be invested from time to time, collect all income of the trust, pay all costs, taxes and other expenses incidental to the trust and dispose of the net income and principal of the trust in all respects as directed by the provisions of this agreement.

5.2 Trustee’s Powers. In addition to the powers, authority and discretion conferred upon the trustee by the provisions of this agreement or by law, the trustee is authorized to do the following:

(a) To retain as an investment for the trust and in the same form as received by the trustee all or any of the property received by the trustee, and the trustee is under no obligation or duty to diversify the investments of the trust;

(b) To accept additions to the trust from any and every source;

(c) To manage, invest and reinvest the trust and each and every part thereof, as the trustee deems appropriate, in every kind of property, real, personal or mixed, specifically including, but not limited to, improved and unimproved real property, corporate and government (whether local, state or federal) obligations of every kind, stocks (both preferred and common), shares of mutual funds of any and every character and stocks, obligations and shares or units of common trust funds of any corporate fiduciary as the trustee deems appropriate;

(d) To sell, convey, grant options, exchange, lease without limit as to term, borrow and hypothecate, or encumber trust property by mortgage, deed of trust, pledge, guarantee, or otherwise, maintain and operate margin accounts, borrow on margin, partition, divide, improve and repair, and to do and perform any and all other acts and things deemed by the trustee necessary or advisable in the management, investment and reinvestment of the trust that may be done by an absolute owner of property;

(e) To hold real or personal property of the trust in the name of a nominee or nominees, with or without indicating the trust character of said property, the trustee being responsible for the acts of such nominee or nominees with respect to any property so held;

(f) To employ attorneys, custodians, investment counsel, accountants, bookkeepers or other persons to render services for the trustee or in the trustee’s behalf with respect to all matters pertaining to the trust and to pay from trust funds the reasonable fees and compensation of such persons for their services, said fees and compensation to be paid in addition to fees paid to the trustee;

(g) To determine in accordance with The Uniform Principal and Income Act (Probate Code sections 16320 and following) whether all or any part of any payment or property received, or charge or expense (including taxes) incurred, shall be credited to or charged against income or principal, or both, provided that where such Act contains no provisions concerning a particular item or where the law is unclear as to a particular item, the trustee shall have the discretion to make reasonable allocations between principal and income;

(h) To commence or defend, at the expense of the trust, such litigation with respect to the trust or any property of the trust estate as the trustee may deem advisable, and to compromise or otherwise adjust any claims or litigation against or in favor of the trust, both during the term of the trust and after the distribution of trust assets, provided that the trustee shall have no obligation or duty with respect to any litigation or claims occurring after distribution of trust assets unless the trustee is adequately indemnified by the distributees for any loss in connection with such matters;

(i) To carry insurance of such types and in such amounts as the trustee deems advisable, at the expense of the trust, to protect the trust estate and the trustee personally against any hazard;

(j) To abandon any property or interest in property belonging to the trust when, in the trustee’s discretion, such abandonment is in the best interest of the trust and its beneficiaries; and

(k) To have all the rights, powers, and privileges of an owner with respect to any securities held in trust, including, but not limited to, the powers to vote, give proxies, and pay assessments; to participate in voting trusts, pooling agreements, foreclosures, reorganizations, consolidations, mergers, and liquidations, and incident to such participation to deposit securities with and transfer title to any protective or other committee on such terms as the trustee may deem advisable; and to exercise or sell stock subscription or conversion rights.

All decisions of the trustee concerning the exercise or non-exercise of the powers described in this paragraph are within the trustee’s discretion. Except as otherwise provided by law, the trustee shall not be liable to any person interested in the trust for any act or omission of the trustee.

5.3 Disclaimer of Powers. The trustee hereunder may disclaim any power, authority or discretion conferred upon the trustee by the provisions of this agreement or by law by filing a written disclaimer with the court having jurisdiction over the trust.

5.4 Compensation of Trustee. The trustee shall be entitled to reasonable compensation for services as trustee.

5.5 Trustee’s Accounts. Instead of any account which may be required by the Probate Code, the trustee shall render an annual account of the administration of the trust as follows:

(a) To each settlor of the trust, during his or her lifetime; and

(b) Upon the termination of the trust, to the remainder beneficiaries of the trust,

provided that no such account need be given to any such beneficiary who has provided the trustee with a written waiver of account. Either

(i) The written approval of each such account by the person or persons to whom rendered as above provided, or

(ii) The failure to deliver a written objection to such account to the trustee within one hundred twenty (120) days after such account shall have been mailed by registered or certified mail to such person or persons at his or her or their last-known addresses as shown on the records of the trustee, shall, as to all matters and transactions stated therein or shown thereby, be final and binding upon all persons, whether in being or not, who are then or may thereafter become interested in, or entitled to share in, either the income or the principal of the trust; provided, however, that nothing contained in this paragraph shall be deemed to give to any such person entitled to approve the trustee’s account acting in conjunction with the trustee the power to alter or amend the terms of the trust.

5.6 Investment Instructions By Investment Counsel. The trustee acting under this agreement from time to time may, in the trustee’s discretion, employ or retain professional investment counsel to act with regard to the assets of the trust. The trustee may follow or not follow such investment suggestions as said professional investment counsel shall from time to time provide, including, but without limiting the generality of the foregoing, suggestions with respect to purchases and sales of stocks, bonds, securities and other property for and on behalf of the trust, the exercise or sale of rights to subscribe to securities of any corporation and the permitting of funds of the trust to remain uninvested or to be invested in savings accounts or other interest-bearing accounts. The trustee shall pay the fees of any such investment counsel as an expense of the administration of the trust and charge the same against income or principal, or both, of the trust, as the trustee shall deem proper. Nothing in this agreement shall be deemed to make such investment counsel who shall be so employed a trustee or co-trustee of the trust. The investment counsel shall be under no duty to supervise the trustee in the performance of the trustee’s duties, and the only responsibility of said investment counsel shall be to use reasonable care in formulating the recommendations made to the trustee from time to time.

ARTICLE SIX

Provisions Regarding The Trustee

6.1 Procedure for Appointment of Successor Trustee. Any person or bank or trust company entitled to become a successor trustee under this agreement shall become such a trustee by signing a written agreement accepting. the office of trustee, or upon. issuance of a court order in the case of a court-appointed trustee. Said person or bank or trust company shall then become a successor trustee and shall be entitled to exercise all of the powers and discretion given under this agreement to the trustee.

6.2 Resignation of Trustee. Any trustee under this agreement may resign at any time, without stating or giving any reason for his, her or its resignation, by giving written notice to the Beneficiaries. Upon resignation of the trustee, the vacancy shall be filled pursuant to the foregoing provisions of this agreement.

6.3 Successor Trustee Not Liable for. Acts of Predecessors. No successor individual or corporate trustee shall be liable for, or be under any duty to see to the propriety of, the acts or omissions of any trustee or trustees occurring prior to his, her or its taking office as such successor trustee.

6.4 Meaning of “Trustee.” Except where the context shall otherwise require, the word “trustee,” as used in this agreement, and the pronoun therefor, shall refer to the trustee or trustees acting hereunder at the pertinent time.

ARTICLE SEVEN

Tax Matters

The following provisions shall govern the administration of the trust with respect to the following tax matters:

7.1 Conformity To Federal Tax Laws. This trust is intended to qualify as a charitable remainder unitrust under Internal Revenue Code Section 664(d)(2) and 664(d)(3). Notwithstanding anything in this agreement to the contrary, the trustee shall hold, administer, and distribute the trust in such a manner as to initially obtain and subsequently maintain such qualification. In any conflict, Treasury Regulations shall prevail over generally accepted fiduciary accounting principles and any inconsistent provisions of this agreement. Except for the payment of the Unitrust Amount to the Beneficiaries, the trustee is prohibited from engaging in any act of self dealing as defined in Section 4941(d) of the Internal Revenue Code, from retaining any excess business holdings as defined in Section 4943(c) of the Code which would subject the trust to tax under Section 4943 of the Code, from making any investments which would subject the trust to tax under Section 4944 of the Code or the Treasury Regulations thereunder, and from making any taxable expenditures as defined in Section 4945(d) of the Code. The trustee shall make distributions at such time and in such manner as not to subject the trust to tax under Section 4942 of the Code. In addition, nothing in this agreement shall be construed to restrict the trustee from investing the trust assets in a manner which could result in the annual realization of a reasonable amount of income or gain from the sale or disposition of trust assets. Although the trust is irrevocable, the trustee is authorized to amend the provisions of this agreement as the trustee deems necessary for the sole purpose of continuing qualification of the trust as a charitable remainder unitrust under Internal Revenue Code Section 664(d)(2) and 664(d)(3).

7.2 Not Grantor Trust. The settlors intend that neither settlor be treated under Subpart E of Part I of Subchapter J of Chapter 1 of the Internal Revenue Code as the owner of the trust under this agreement. Thus, notwithstanding any other provision of this agreement, neither settlor nor any other “nonadverse party” (as that term is used in Section 672(b) of the Code) shall have the power (1) to purchase, exchange or otherwise deal with or dispose of any principal or income of the trust for less than an adequate consideration in money or money’s worth, or (2) to borrow any principal or income of the trust, directly or . indirectly, without adequate interest or adequate security; and no person in a nonfiduciary capacity shall have the power (a) to vote or direct the voting of stock or other securities of a corporation in which the holdings of a settlor and the trust are significant from the viewpoint of voting control, (b) to control the investment of any trust assets either by directing investments or reinvestment or by vetoing proposed investments or reinvestment, to the extent that the trust assets consist of stock or securities of a corporation in which the holdings of a settlor and the trust are significant from the viewpoint of voting control, or (c) to reacquire any trust assets or any portion thereof by substituting other property of an equivalent value. In addition, the settlors direct that this agreement shall be construed and administered so that the trust is not characterized as a grantor trust.

7.3 No Death Taxes Paid From Trust. No federal estate taxes, generation-skipping transfer taxes, state death taxes or other estate, death or inheritance taxes (called “death taxes” in this paragraph) with respect to any party to this trust shall be allocated to or be recoverable from the trust. The settlors impose an obligation on their estates to pay death taxes from sources other than this trust and agree to so provide in their wills or other testamentary documents. Nevertheless, if for any reason this trust shall become liable for death taxes at the death of the first settlor to die, the interest of the surviving settlor in the one-half interest of the deceased settlor shall take effect only if the surviving settlor shall furnish the funds for payment of such death taxes. If the surviving settlor shall fail to furnish those funds, such settlor shall be deemed to have predeceased the deceased settlor with respect to the one-half interest of the deceased settlor. These provisions may be enforced by a non-charitable beneficiary, the trustee or a charitable beneficiary, acting alone or together.

ARTICLE EIGHT

Administrative Provisions

8.1 Irrevocability of Trust. The trust created under this agreement is irrevocable and is not subject to amendment (except by the trustee, as provided in paragraph 7.1).

8.2 Written Notice of Events. Until the trustee shall receive written notice of any death or other event upon which the right to payments from the trust may depend, the trustee shall incur no liability for disbursements made in good faith to persons whose interests may have been affected by such event.

8.3 Payments To Beneficiaries. The trustee is authorized to make any payments of Unitrust Amounts under this agreement either to the Beneficiaries entitled to said payment or to the conservator of such Beneficiary’s person or estate.

8.4 Singular Includes the Plural. Except where the context otherwise requires, the singular includes the plural when referring to settlors, trustees, or conservators.

8.5 Code and Regulation References. All references in this agreement to the “Probate Code” are to the Probate Code of the State of California, as amended from time to time. All references in this agreement to the “Internal Revenue Code” are to the United _States Internal Revenue Code of 1986, as amended from time to time. All references in this agreement to the “Treasury Regulations” are to the provisions of Title 26 of the Code of Federal Regulations, containing the official Treasury Department interpretation of the Internal Revenue Code.

8.6 Applicable Law. The trust herein provided for has been created and accepted by the trustee in the State of California, and all questions pertaining to validity, interpretation and administration thereof shall be determined in accordance with the laws of California in force from time to time, provided that the trustee shall nevertheless be prohibited from exercising any power or discretion under said laws that would be inconsistent with the qualification of the trust under Section 664(d)(2), as provided in paragraph 7.1.

8.7 Severability Clause. Should any of the provisions of this agreement be for any reason invalid, their invalidity shall not affect any of the other provisions of this agreement, and all such invalid provisions shall be wholly disregarded.

8.8 Definition of “Incapacitated.” For all purposes under this agreement, any person shall be deemed to be “incapacitated” if and so long as a conservator of the person or estate duly appointed by a court of competent jurisdiction is serving, or, alternatively, upon certification by a physician (licensed to practice under the laws of any state) that the person is for any reason unable properly to care for himself or herself or for his or her property, in which event the incapacity shall be deemed to continue until a physician so licensed shall certify in a similar manner that the person is no longer unable properly to care for his or her person or property. If an individual trustee becomes incapacitated, he or she shall be deemed to have resigned as trustee.

IN WITNESS WHEREOF, the undersigned parties have executed this trust agreement on 22 December, 2003.

/s/ David Schwartz	/s/ Alice N. Schwartz
David Schwartz, Settlor and Trustee	Alice N. Schwartz, Settlor and Trustee

We acknowledge receipt in trust on 22 December, 2003, of the assets describes on Schedule A to this agreement.

/s/ David Schwartz	/s/ Alice N. Schwartz
David Schwartz, Settlor and Trustee	Alice N. Schwartz, Settlor and Trustee

STATE OF CALIFORNIA	)
)
COUNTY OF	)

On this 22 day of December, 2003, before me, Karen L. Connolly, a notary public in and for said county and state, personally appeared DAVID SCHWARTZ and ALICE N. SCHWARTZ   ☐ personally known to me OR   ☐ proved to me on the basis of satisfactory evidence to be the persons whose names are subscribed to the within instrument and acknowledged to me that they executed the same in their authorized capacities, and that by their signatures on the instrument the persons, or the entity upon behalf of which the persons acted, executed the instrument.

IN WITNESS WHEREOF, I have hereunto set my hand and official seal the day and year first above written.

/s/ Karen L. Connolly
Signature of Notary

[SEAL]